Delek Logistics Partners, LP Clawback Policy

	Effective Date November 1, 2023	Revision: 1

Exhibit 97
1.0PURPOSE
This Clawback Policy (this “Policy”) is adopted by the Governance and Compensation Committee (the “Committee”) of the Board of Directors (the “Board”) of Delek Logistics GP, LLC, a Delaware limited liability company (the “GP”), which is a subsidiary of Delek US Holdings, Inc., a Delaware corporation (“Holdings”) and the general partner of Delek Logistics Partners, LP, a Delaware limited partnership (the “Partnership”), effective as of the date set forth above. This Policy is intended to comply with, and shall be interpreted consistently with, Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 promulgated under the Exchange Act (“Rule 10D-1”) and Section 303A.14 of the New York Stock Exchange Listed Company Manual (the “Listing Standards”). Unless otherwise defined in this Policy, capitalized terms shall have the meaning ascribed to such terms in Section 5.0.
2.0SCOPE
2.1This Policy applies to any current or former member of the Executive Team of the Partnership (an “Executive”) holding positions listed in Appendix I attached hereto, as determined by the Committee in accordance with the definition of executive officer set forth in Rule 10D-1 and the Listing Standards, which shall include the Partnership’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice president of the Partnership in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a significant policy-making function, or any other person who performs similar significant policy-making functions for the Partnership.
2.2Incentive Compensation is deemed “received” for purposes of this Policy in the Partnership’s fiscal period during which the Financial Reporting Measure specified in the Incentive Compensation plan, program, award or agreement is attained, even if the payment or grant of the Incentive Compensation occurs after the end of that period.
2.3The recovery of Erroneously Awarded Compensation pursuant to Section 3.1 of this Policy shall be effective as of October 2, 2023 (the “Effective Date”) and shall apply to any Incentive Compensation that is received by Executives on or after the Effective Date, even if such Incentive Compensation was approved, awarded or granted prior to the Effective Date.
3.0POLICY
3.1In the event that the Partnership is required to prepare an Accounting Restatement, the Committee shall reasonably promptly require that (i) each Executive forfeit and/or return to the Partnership Incentive Compensation received by the Executive during the Applicable Period that exceeds the amount of Incentive Compensation that otherwise would have been received had such Incentive Compensation been determined based on the restated amounts and (ii) the Partnership seek reimbursement from Holdings for any amounts paid to Holdings pursuant to Section 4.1(c)(ii) of the Third Amended and Restated Omnibus Agreement, dated as of March 31, 2015, by and among the Partnership, the GP, Holdings and the other parties thereto, which such payments are Incentive Compensation paid to

Holdings with respect to an Executive during the Applicable Period that exceeds the amount of Incentive Compensation that otherwise would have been paid had such Incentive Compensation been determined based on the restated amounts (such excess Incentive Compensation described in the preceding clauses (i) and (ii), the ”Erroneously Awarded Compensation”); provided, that Incentive Compensation is only subject to recovery under this Section 3.1 if it was received after the person began service as an Executive, and if the person served as an Executive at any time during the performance period for such Incentive Compensation. Any forfeiture and/or return of compensation by an Executive or Holdings under this Section 3.1 will, in any event, be limited to any portion thereof that the Executive would not have received if the consolidated financial statements of the Partnership and its subsidiaries had been reported properly at the time of first public release or filing with the SEC. With respect to the determination of the amount of Erroneously Awarded Compensation, the following shall apply:
(a)Erroneously Awarded Compensation shall be computed by the Committee without regard to any taxes paid by the Executive in respect of the Erroneously Awarded Compensation.
(b)With respect to any compensation plans or programs that take into account Incentive Compensation, the amount of Erroneously Awarded Compensation subject to recovery hereunder includes, but is not limited to, the amount contributed to any notional account based on Erroneously Awarded Compensation and any earnings accrued to date on that notional amount.
(c)For Incentive-Based Compensation based on stock price or TSR: (i) the Committee shall determine the amount of Erroneously Awarded Compensation based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or TSR upon which the Incentive Compensation was received; and (ii) the Partnership shall maintain documentation of the determination of that reasonable estimate and provide such documentation to the New York Stock Exchange.
3.2The Committee may in its discretion determine not to recover Erroneously Awarded Compensation pursuant to Section 3.1 of this Policy, but only if the Committee determines that recovery would be impracticable because: (a) after first making a reasonable attempt at recovery and providing related documentation to the New York Stock Exchange, the direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered, or (b) recovery would cause a tax-qualified broad-based retirement plan to fail to meet specified tax-qualification requirements.
3.3If the Committee determines, in its reasonable discretion, that fraud or misconduct has caused significant financial or reputational harm to the Partnership or any of its affiliates, and that any current or former Executive engaged in such fraud or misconduct, or failed in his or her responsibility to manage or monitor the applicable conduct or risk that resulted in such fraud or misconduct, then, to the extent not prohibited by applicable law, the Committee may require that the Executive forfeit and/or return to the Partnership all or a portion of any Incentive Compensation and/or Equity Award received by or awarded to the Executive. For purposes of this Policy, misconduct shall include gross negligence.

3.4The Committee may seek recovery in the manner it chooses, including by seeking reimbursement from the Executive or Holdings of all or part of the compensation awarded or paid, by electing to withhold unpaid compensation, by set-off, or by rescinding or canceling unvested Equity Awards.
3.5Any recoupment effort authorized by the Committee shall be subject to the provisions of applicable compensation or employment agreements, including dispute resolution procedures. This Policy shall be incorporated by reference into and shall apply to all performance-based compensation plans and awards granted on or after its adoption by the Committee. Notwithstanding the terms of any indemnification or insurance policy or any contractual arrangement with any Executive that may be interpreted to the contrary, the Partnership shall not indemnify any Executive against the loss of any Erroneously Awarded Compensation, including any payment or reimbursement for the cost of third-party insurance purchased by any Executive to fund potential recovery obligations under this Policy.
3.6By accepting any award as to which this Policy applies, each Executive must agree to be subject to this Policy and thus agree to forfeit and/or return compensation to the Partnership, as provided by this Policy, as this Policy may be amended from time to time by the Committee, including an amendment, or replacement of this Policy with another clawback policy, adopted by the Committee as the Committee may deem necessary, advisable or appropriate including, without limitation, a policy adopted to comply with regulations issued by the SEC.
3.7The terms of this Policy shall in no way limit the ability of the Partnership to pursue forfeiture or reclamation of amounts under applicable law as the Committee may consider appropriate in its reasonable discretion.
4.0RESPONSIBILITIES & AUTHORITY
4.1This Policy shall be administered by the Committee, and all determinations or interpretations made by the Committee shall be final and not subject to further review, and need not be uniform with respect to each individual covered by the Policy. In the administration of this Policy, the Committee is authorized to consult with the full Board or such other committees of the Board as may be necessary or appropriate as to matters within the scope of such other committee’s responsibility and authority.
4.2Subject to any limitation under applicable law, the Committee may authorize and empower any officer or employee of the Partnership to take any and all actions necessary or appropriate to carry out the purpose and intent of this Policy (other than with respect to any recovery under this Policy involving such officer or employee).
4.3Any members of the Committee, and any other members of the Board or employees of the Partnership who assist in the administration of this Policy, shall not be personally liable for any action, determination or interpretation made with respect to this Policy and shall be fully indemnified by the Partnership to the fullest extent under applicable law and Partnership policy with respect to any such action, determination or interpretation. The foregoing sentence shall not limit any other rights to indemnification of the members of the Board under applicable law or Partnership policy.
4.4The Chief Human Resources Officer of the Company shall update Appendix I from time to time to reflect the current Executives and the members of the Executive Team subject to this Policy.
5.0DEFINITIONS
When terms are used in this Policy, the following definitions shall apply:
5.1“Accounting Restatement” an accounting restatement due to the material noncompliance of the Partnership with any financial reporting requirement under U.S. federal securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.
5.2“Applicable Period” means the three completed fiscal years immediately preceding the date on which the Partnership is required to prepare an Accounting Restatement, as well as any transition period (that results from a change in the Partnership’s fiscal year) within or immediately following those three completed fiscal years (except that a transition period that comprises a period of at least nine months shall count as a completed fiscal year).
5.3“Board” has the meaning set forth in Section 1.0.
5.4“Committee” has the meaning set forth in Section 1.0.
5.5The “date the Partnership is required to prepare an Accounting Restatement” is the earlier to occur of (a) the date that the Board, an applicable committee or authorized officers concludes, or reasonably should have concluded, that the Partnership is required to prepare an Accounting Restatement; or (b) the date a court, regulator, or other legally authorized body directs the Partnership to prepare an accounting restatement.
5.6“Effective Date” has the meaning set forth in Section 2.4.
5.7“Equity Award” means any award of stock options, restricted stock, restricted stock units, performance-based restricted stock units or other performance shares, phantom shares or stock appreciation rights.
5.8“Erroneously Awarded Compensation” has the meaning set forth in Section 3.1.
5.9“Exchange Act” has the meaning set forth in Section 1.0.
5.10“Executive” has the meaning set forth in Section 2.1.
5.11A “Financial Reporting Measure” is any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measure. Financial Reporting Measures include but are not limited to the following (and any measures derived from the following): Company stock price; total shareholder return (“TSR”); revenues; net income; operating income; profitability of one or more reportable segments; financial ratios (e.g., accounts receivable turnover and inventory turnover rates); earnings before interest, taxes, depreciation and amortization (“EBITDA”); funds from operations and adjusted funds from operations; liquidity measures (e.g., working capital, operating cash flow); return measures (e.g., return on invested capital, return on assets); earnings measures (e.g., earnings per share); any of such financial reporting measures relative to a peer group, where the Company’s financial reporting measure is subject to an Accounting Restatement; and tax basis income. A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the U.S. Securities Exchange Commission.
5.12“GP” has the meaning set forth in Section 1.0.
5.13“Holdings” has the meaning set forth in Section 1.0.
5.14“Incentive Compensation” means any compensation that was granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure and shall include Equity Awards.
5.15“Listing Standards” has the meaning set forth in Section 1.0.
5.16“Partnership” has the meaning set forth in Section 1.0.
5.17“Policy” has the meaning set forth in Section 1.0.
5.18“Rule 10D-1” has the meaning set forth in Section 1.0.
5.19“SEC” means the U.S. Securities and Exchange Commission.
6.0RELATED DOCUMENTS
6.1Delek US Holdings, Inc. 2016 Long-Term Incentive Plan, as amended.

Appendix I
Executive Team
1. President
2. Chief Financial Officer
3. Chief Operating Officer
4. All EVPs
5. SVP, Delek Logistics